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Exhibit 99(a)(14)

FOR IMMEDIATE RELEASE

Contact:
Steven A. Kahn
The Rottlund Company, Inc.
3065 Centre Pointe Drive
Roseville, MN 55113
(651) 638-0500
www.rottlundhomes.com

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THE ROTTLUND COMPANY, INC. COMPLETES ITS GOING-PRIVATE TRANSACTION

        MINNEAPOLIS, MN—March 22, 2002—The Rottlund Company, Inc. announced today that it successfully completed its going-private transaction and that, as a result, the Company is now a privately-held company owned entirely by David H. Rotter and Bernard J. Rotter along with certain of their family members. All former public shareholders of the Company who did not tender their shares in the tender offer, which expired March 5, 2002, are entitled to receive a cash payment of $9.15 per share upon surrender of their stock certificates.

        The going-private transaction was completed through a merger, which makes the transaction mandatory for all shareholders under Minnesota law. Consequently, shareholders may only either surrender their shares for the cash payment of $9.15 per share or exercise their dissenters' rights under applicable provisions of Minnesota law.

        The Company mailed information packets to all shareholders of record, which describes the procedures for obtaining the cash payment of $9.15 per share or for exercising dissenters' rights. Shareholders who do not receive such a packet should contact either their broker or the Company's transfer agent, Wells Fargo Bank Minnesota, N.A., at (800) 468-9716, immediately.

        The Rottlund Company is engaged in the design, construction, marketing and sale of detached single-family homes and attached townhomes and villas. The Company has operations in the metropolitan areas of Minneapolis/St. Paul, Minnesota, Des Moines, Iowa, and Tampa, Florida.

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  Exhibit 99(a)(14)
THE ROTTLUND COMPANY, INC. COMPLETES ITS GOING-PRIVATE TRANSACTION